SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NORCRAFT COMPANIES, INC.

(Name of Subject Company)

NORCRAFT COMPANIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65557Y105

(CUSIP Number of Class of Securities)

Leigh Ginter

Chief Financial Officer

Norcraft Companies, Inc.

3020 Denmark Avenue, Suite 100

Eagan, Minnesota 55121

(800) 297-0661

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Daniel Evans

Carl Marcellino

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

(212) 596-9000

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Schedule 14D-9 consists of the following press release of Norcraft Companies, Inc. (the “Company”) relating to a planned tender offer by Tahiti Acquisition Corp. (“Merger Sub”), an indirect wholly-owned subsidiary of Fortune Brands Home & Security, Inc. (“Fortune Brands”), to purchase all outstanding shares of the common stock of the Company, to be commenced pursuant to an Agreement and Plan of Merger, dated March 30, 2015, by and among the Company, Fortune Brands and Merger Sub.

Additional Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This document is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Merger Sub intends to file with the SEC. At the time the tender offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and at the same time or soon thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov. In addition, the tender offer statement on Schedule TO and related offering materials may be obtained for free (when they become available) from Fortune Brands.

Forward-Looking Statements or Information

Certain statements in this document constitute “Forward-Looking Statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are typically punctuated by words or phrases such as “anticipate,” “estimate,” “should,” “may” and words or phrases of similar import. These forward-looking statements include statements regarding expectations as to the completion of the tender offer, the merger and the other transactions contemplated by the definitive merger agreement. The forward-looking statements contained herein involve risks and uncertainties that could cause actual results to differ materially from those referred to in the forward-looking statements. Such risks include, but are not limited to, the ability of the parties to the definitive merger agreement to satisfy the conditions to closing specified in the definitive merger agreement. More information about the Company and other risks related to the Company are detailed in the Company’s 2013 Annual Report on Form 10-K filed with the SEC on March 31, 2014. Because of these factors, investors should not place undue reliance on any of these forward looking statements. Further, any forward looking statement speaks only as of the date on which it is made and, except as required by law, the Company does not undertake an obligation to update forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Press Release

NORCRAFT COMPANIES REPORTS FOURTH QUARTER AND FULL YEAR 2014 RESULTS

ANNOUNCES AGREEMENT TO BE ACQUIRED BY FORTUNE BRANDS HOME & SECURITY

- Net Sales Increase 16.7% to $94.0 Million in Fourth Quarter 2014 -

- Adjusted EBITDA Increases 26.3% to $11.2 Million in Fourth Quarter 2014 -

- Signs Agreement to be Acquired for Approximately $600 Million or $25.50 Per Share in an All Cash Transaction -

Eagan, Minnesota, March 30, 2015. Norcraft Companies, Inc. (“we”, the “Company” , “Norcraft” or “Norcraft Companies”) (NYSE: NCFT), a leading manufacturer of kitchen and bathroom cabinetry in the United States and Canada, today reported financial results for the fourth quarter and full year ended December 31, 2014.

“We are extremely pleased with the consistent improvement in our business throughout 2014, resulting in significant growth in our net sales, Adjusted EBITDA and cash flow during the year,” stated Mark Buller, Chairman and Chief Executive Officer of the Company. “In the fourth quarter, our business momentum accelerated with stronger demand in both our new residential and repair and remodel end markets. We also further improved our product mix and realized price gains that helped drive a 16.7% increase in net sales during the fourth quarter. We actively managed our cost base and improved our material sourcing to grow our Adjusted EBITDA by 26.3% in the fourth quarter. As a result, we ended 2014 with a firmly established platform to continue expanding Norcraft’s customer base with a broad range of higher-end, semi-custom cabinetry within the truly exceptional dealer channel.”

DETAILS OF ACQUISITION AGREEMENT

Norcraft Companies also announced today that it has signed a definitive merger agreement to be acquired by Fortune Brands Home & Security, Inc. (“Fortune Brands”) (NYSE: FBHS), an industry-leading home and security products company and the largest manufacturer of kitchen and bathroom cabinetry in the United States, in a transaction representing an enterprise value of approximately $600 million.

Mark Buller stated, “Building on our successful accomplishments in 2014, we are also pleased to have reached this agreement with Fortune Brands. We believe our combined business will be better positioned to deepen our presence in new and existing markets while also enhancing our product offerings, customer relationships and operating platform. With our mutual focus on product innovation, dedicated service to customers and operational excellence, we believe this transaction provides an opportunity to benefit all of our stakeholders.”

Under the terms of the agreement, Fortune Brands will launch a tender offer for all outstanding Norcraft shares on or before April 21, 2015, but in no event earlier than April 14, 2015, at a price of $25.50 per common share. The price represents a premium of approximately 19.4% over Norcraft’s volume weighted average share price during the 60 days ended March 27, 2015.

If the tender offer is completed successfully, all shares of Norcraft which were not tendered will be acquired in a second-step merger at the same cash price per share paid in the tender offer. Completion of the transaction is subject to, among other things, customary closing conditions contained in the definitive merger agreement.

Under the terms of the agreement, Norcraft may solicit alternative acquisition proposals from third parties during a 35-day “go-shop” period, following the date of execution of the merger agreement. There is no guarantee that this process will result in a superior proposal.

The transaction has been unanimously approved by the Board of Directors. In addition, in connection with the tender offer, certain funds and persons associated with Mark Buller, Saunders, Karp & Megrue and Trimaran Capital Partners which own directly or have the right to acquire, pursuant to certain exchange arrangements, approximately 53.6% of Norcraft Companies (excluding options), have entered into tender and support agreements pursuant to which they have committed to tender their shares of Norcraft Companies in the tender offer.

In connection with the closing of the tender offer and merger, certain tax receivable agreements will be terminated as further acknowledged by certain tax receivable termination agreements. The transaction will result in early termination payments to certain shareholders and equityholders of Norcraft Companies, LLC and Norcraft Companies, Inc. related to the tax receivable termination agreements.

In connection with the transaction, the Company has entered into certain employment agreement amendments and severance agreements with certain executives and senior managers in order to strengthen the severance protection to these individuals. These arrangements are designed to provide sufficient protection to these individuals to incentivize them to remain committed to the Company through the consummation of the transaction.

Citigroup Global Markets Inc. is serving as financial advisor and Ropes & Gray LLP is serving as legal counsel to Norcraft Companies.

FINANCIAL RESULTS

Fourth Quarter of 2014 Compared with Fourth Quarter of 2013

In the fourth quarter of 2014, net sales increased $13.5 million, or 16.7%, to $94.0 million as compared to $80.5 million in the fourth quarter of 2013. Sales increased in all of the Company’s divisions, with approximately two-thirds of the increase being driven by volume and the remaining increase driven by mix/price gains during the quarter.

Income from operations in the fourth quarter of 2014 increased $2.8 million, or 62.0%, to $7.4 million from $4.6 million for the fourth quarter of 2013. The increase was primarily due to leverage of fixed manufacturing costs and lower raw material costs which more than offset some labor inefficiencies.

Net income of $5.1 million in the fourth quarter of 2014 represented an increase of $20.5 million compared to the $15.4 million net loss in the fourth quarter of 2013. The net loss in the fourth quarter of 2013 included a $12.5 million loss on debt extinguishment related to the Company’s redemption of senior notes.

Adjusted EBITDA in the fourth quarter of 2014 increased $2.3 million, or 26.3%, to $11.2 million as compared to $8.9 million for the same quarter of 2013 (Adjusted EBITDA is a non-GAAP measure defined in the table below).

At December 31, 2014, the Company had cash of $61.1 million and total long-term debt of $148.5 million, as compared to cash of $39.1 million and total long-term debt of $150.0 million at December 31, 2013.

Full Year of 2014 Compared with Full Year of 2013

For the full year of 2014, net sales increased $36.3 million, or 10.7%, to $376.0 million from $339.7 million compared to the full year of 2013. Income from operations of $37.3 million in the full year of 2014 increased by $10.7 million, or 40.5%, from $26.6 million in the full year of 2013. Net income of $6.6 million for the full year of 2014 was an increase of $21.8 million from $15.2 million net loss in the full year of 2013.

Adjusted EBITDA of $52.3 million in the full year of 2014 increased $9.8 million, or 23.1%, compared to $42.5 million for the full year of 2013.

Mark Buller concluded, “We are pleased with the substantial progress we have made since our founding in 2003 to consistently execute on our strategy, grow our market share and solidify our position in the residential cabinet industry. Our success is largely a result of the solid planning, hard work and the dedication of our entire organization. To that end, I would like to thank all of our employees for their contributions to our achievements and success.”

CONFERENCE CALL AND WEBCAST

As a result of the Company’s announcement today of its agreement to be acquired by Fortune Brands Home & Security, Inc., the Company will no longer host its previously scheduled conference call and webcast to discuss its results for the fourth quarter and full year of 2014 at 10:00 a.m. Eastern Time (9:00 a.m. Central Time) on March 30, 2015.

ABOUT NORCRAFT COMPANIES

Norcraft is a leading manufacturer of kitchen and bathroom cabinetry in the United States and Canada. Norcraft provides its customers with a single source for a broad range of high-quality cabinetry, including stock and semi-custom cabinets manufactured in both framed and frameless (full access) construction. Norcraft markets its products through seven main brands: Mid Continent Cabinetry, Norcraft Cabinetry, UltraCraft, StarMark Cabinetry, Fieldstone Cabinetry, Brookwood and Urban Effects.

ABOUT FORTUNE BRANDS

Fortune Brands Home & Security, Inc. (NYSE: FBHS), headquarter in Deerfield, Illinois, creates products and services that help fulfill the dreams of homeowners and help people feel more secure. The Company’s trusted brands include MasterBrand cabinets, Moen faucets, Therma-Tru entry door systems and Master Lock and SentrySafe security products. Fortune Brands holds market leadership positions in all of its segments. Fortune Brands is part of the S&P MidCap 400 Index.

ADDITIONAL INFORMATION ON ACQUISITION AGREEMENT

The tender offer described in this news release has not yet commenced. This news release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Norcraft Companies, Inc. At the time the tender offer is commenced, Fortune Brands Home & Security, Inc. intends to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Norcraft intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents will then be mailed to the stockholders of Norcraft. These documents will contain important information about the tender offer and stockholders of Norcraft are urged to read them carefully when they become available. Norcraft stockholders will be able to obtain a free copy of these documents (when they become available) and other documents filed by with the SEC at the website maintained by the SEC at www.sec.gov.

FORWARD LOOKING STATEMENTS AND INFORMATION

Statements in this press release regarding activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward looking statements. Forward looking statements may give management’s current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of the Company. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘project,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘believe’’ and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements include without limitation statements regarding the planned completion of the tender offer and the merger.

These forward looking statements are based on management’s expectations and beliefs concerning future events affecting the Company. They are subject to uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Although management believes that the expectations reflected in its forward looking statements are reasonable, management does not know whether its expectations will prove correct. Such expectations can be affected by inaccurate assumptions that management might make or by known or unknown risks and uncertainties. Many factors that could cause actual results to differ materially from these forward looking statements including, but not limited to: uncertainties as to the timing of the tender offer and the merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; and risks and uncertainties pertaining to the Company’s business, including the risks outlined under the “Risk Factors’’ section of the Company’s 2013 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014.

Because of these factors, investors should not place undue reliance on any of these forward looking statements. Further, any forward looking statement speaks only as of the date on which it is made and, except as required by law, the Company undertakes no obligation to update any forward looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Norcraft Companies, Inc.

Consolidated Balance Sheets

(dollar amounts in thousands, except share and per share data)

	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$61,085	$39,106
Trade accounts receivable, net	24,177	21,449
Inventories	23,230	22,591
Deferred tax asset	8,962	—
Prepaid and other current assets	2,306	2,590

Total current assets	119,760	85,736
Non-current assets:
Property, plant and equipment, net	25,699	25,208
Goodwill	88,445	88,466
Intangible assets, net	55,263	60,108
Display cabinets, net	6,908	5,864
Other assets	154	84

Total non-current assets	176,469	179,730

Total assets	$296,229	$265,466

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$1,500	$1,500
Accounts payable	7,170	8,523
Accrued tax distributions	—	—
Accrued expenses	22,974	21,203

Total current liabilities	31,644	31,226
Non-current liabilities:
Long-term debt	147,000	148,500
Unamortized discount on long-term debt	(638)	(746)
Amounts payable under tax receivable agreements	33,704	—
Deferred tax liabilities and other liabilities	28,485	36,560

Total non-current liabilities	208,551	184,314

Total liabilities	240,195	215,540
Commitments and contingencies	—	—
Equity:
Common stock, $0.01 par value; 100,000,000 shares authorized, 17,311,573 issued and outstanding at December 31, 2014 and 2013	173	173
Additional paid-in capital	53,899	51,795
Accumulated deficit	(10,480)	(13,703)
Accumulated other comprehensive income	115	845

Total Norcraft Companies, Inc. equity	43,707	39,110
Noncontrolling interests	12,327	10,816

Total equity	56,034	49,926

Total liabilities and equity	$296,229	$265,466

Norcraft Companies, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(dollar amounts in thousands, except share and per share data)

	(unaudited)
	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
Net sales	$93,957	$80,493	$376,012	$339,695
Cost of sales	69,452	59,404	275,186	250,744

Gross profit	24,505	21,089	100,826	88,951
Selling, general and administrative expenses	17,094	16,514	63,494	62,389

Income from operations	7,411	4,575	37,332	26,562
Other expense:
Interest expense, net	2,267	5,868	8,938	25,263
Amortization of deferred financing costs	155	659	611	2,999
Expense related to tax receivable agreements	—	—	37,678	—
Other expense, net	16	12,565	107	12,594

Total other expense	2,438	19,092	47,334	40,856

Income (loss) before income taxes	4,973	(14,517)	(10,002)	(14,294)
Income tax expense (benefit)	(141)	879	(16,629)	879

Net income (loss)	5,114	(15,396)	6,627	(15,173)
Less: net income (loss) attributable to noncontrolling interests	598	(1,798)	3,404	(1,798)

Net income (loss) attributable to Norcraft Companies, Inc.	4,516	(13,598)	3,223	(13,375)

Other comprehensive loss:
Foreign currency translation adjustment	(556)	(375)	(832)	(684)
Less: other comprehensive loss attributable to noncontrolling interests	(68)	(44)	(102)	(44)

Other comprehensive loss attributable to Norcraft Companies, Inc.	(488)	(331)	(730)	(640)

Comprehensive income (loss)	4,558	(15,771)	5,795	(15,857)
Less: comprehensive income (loss) attributable to noncontrolling interests	530	(1,842)	3,302	(1,842)

Comprehensive income (loss) attributable to Norcraft Companies, Inc.	$4,028	$(13,929)	$2,493	$(14,015)

Net income (loss) per share attributable to Norcraft Companies, Inc.
Basic and diluted	$0.26		$0.19

Weighted average common shares outstanding
Basic and diluted	17,311,573		17,311,573

Norcraft Companies, Inc.

Consolidated Statements of Cash Flows

(dollar amounts in thousands)

	Year Ended December 31,
	2014	2013
Cash flows from operating activities:
Net income (loss)	$6,627	$(15,173)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	3,925	4,338
Amortization:
Customer relationships	4,467	4,466
Deferred financing costs	611	2,999
Display cabinets	4,399	4,330
Discount amortization/accreted interest	108	(34)
Provision for uncollectible accounts receivable	192	65
Provision for obsolete and excess inventories	223	555
Provision for warranty claims	5,468	4,441
Stock compensation expense	2,104	364
Deferred income tax expense	(17,125)	879
Change in liability under tax receivable agreements	37,678	—
Loss on debt extinguishment	—	12,499
Gain on disposal of assets	(44)	(7)
Change in operating assets and liabilities:
Trade accounts receivable	(3,142)	(1,421)
Inventories	(1,019)	(3,504)
Prepaid expenses	275	(376)
Other assets	(71)	182
Accounts payable and accrued expenses	(8,794)	3,244

Net cash provided by operating activities	35,882	17,847
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	48	8
Purchase of property, plant and equipment	(4,830)	(3,963)
Additions to display cabinets	(5,450)	(4,175)

Net cash used in investing activities	(10,232)	(8,130)
Cash flows from financing activities:
Borrowings on long-term debt	—	149,250
Repayment of long-term debt	(1,500)	(240,000)
Payment of financing costs	(233)	(3,800)
Payment of premium paid on early redemption	—	(6,300)
Proceeds from initial public offering, net of related expenses	—	107,324
Proceeds from issuance of member interests	—	3
Repurchase of member interests	(22)	(31)
Distributions to members	(1,797)	—

Net cash (used in) provided by financing activities	(3,552)	6,446
Effect of exchange rates on cash and cash equivalents	(119)	(76)

Net increase in cash and cash equivalents	21,979	16,087
Cash and cash equivalents, beginning of the period	39,106	23,019

Cash and cash equivalents, end of period	$61,085	$39,106

Supplemental disclosure of cash paid:
Interest	$8,595	$25,526
Income taxes	468	—
Supplemental disclosure of non-cash transactions:
Change in equity subject to put request	$—	$(6,926)
Recognition of opening deferred tax liability	$—	$35,621

Norcraft Companies, Inc.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

(dollar amounts in thousands) (unaudited)

EBITDA is net income (loss) before interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA is EBITDA before the effect of the footnoted items in the table below. The Company believes EBITDA and Adjusted EBITDA are useful to investors in evaluating the Company’s operating performance compared to that of other companies in the industry, as their calculation eliminates the effects of financing, income taxes and the accounting effects of capital spending, as these items may vary for different companies for reasons unrelated to overall operating performance. The Company also believes these financial metrics provide information relevant to investors regarding the Company’s ability to service and/or incur debt. Neither EBITDA nor Adjusted EBITDA is a presentation made in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, when analyzing the Company’s operating performance, investors should not consider EBITDA or Adjusted EBITDA in isolation or as substitutes for net income (loss), cash flows from operating activities or other operation statement or cash flow statement data prepared in accordance with U.S. GAAP. The Company’s calculation of EBITDA and Adjusted EBITDA are not necessarily comparable to those of other similarly titled measures reported by other companies. The calculations of EBITDA and Adjusted EBITDA are shown below:

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
Net income (loss)	$5,114	$(15,396)	$6,627	$(15,173)
Interest expense, net	2,267	5,868	8,938	25,263
Depreciation	941	1,036	3,925	4,338
Amortization of deferred financing costs	155	659	611	2,999
Amortization of customer relationships	1,117	1,116	4,467	4,466
Display cabinet amortization	1,166	1,171	4,399	4,330
Income tax expense (benefit)	(141)	879	(16,629)	879
State taxes	39	71	152	108

Non-GAAP EBITDA	$10,658	$(4,596)	$12,490	$27,210

Stock compensation expense	527	346	2,104	346	(1)
Management fees	—	119	—	869	(2)
Restructuring costs associated with initial public offering	—	485	—	1,540	(3)
Expense related to tax receivable agreements	—	—	37,678	—	(4)
Loss on debt extinguishment	—	12,499	—	12,499	(5)

Non-GAAP adjusted EBITDA	$11,185	$8,853	$52,272	$42,464

(1)	Prior to completion of the Company’s initial public offering, the Company’s board of directors adopted the Norcraft Companies, Inc. 2013 Incentive Plan. Stock compensation expense related to this plan was $0.5 million and $2.1 million during the three months and full year ended December 31, 2014, respectively and $0.3 million during the three months and full year ended December 31, 2013.
(2)	In connection with the Company’s initial public offering, the Company terminated the Management and Monitoring Agreement, which included a $1.0 million annual management fee. Certain expense reimbursement and indemnification obligations survived the termination of the Management and Monitoring Agreement. See the “Related Party Transactions” footnote in Part IV, Item 15 of the Company’s 2014 Annual Report on From 10-K.

(3)	Net income (loss) during the three months and full year ended December 31, 2013 included the effect of the restructuring costs associated with the Company’s initial public offering in the amount of $0.5 million and $1.5 million, respectively, which decreased net income (loss) and correspondingly decreased EBITDA, but the effect has been backed out for Adjusted EBITDA.
(4)	Net income (loss) during the full year ended December 31, 2014 included expense related to tax receivable agreements in the amount of $37.7 million, which decreased net income (loss) and correspondingly decreased EBITDA, but the effect has been backed out for Adjusted EBITDA.
(5)	Net income (loss) during the three months and year ended December 31, 2013 included the effect of a loss on debt extinguishment in the amount of $12.5 million, which decreased net income (loss) and correspondingly decreased EBITDA, but the effect has been backed out for Adjusted EBITDA.

Norcraft Companies, Inc.

Reconciliation of Earnings per Share to Adjusted Earnings per Share

(dollar amounts in thousands, except per share amounts) (unaudited)

Earnings per share (EPS) is net income (loss) divided by the weighted average number of shares outstanding during the period. Adjusted EPS and Adjusted net income are EPS and net income (loss) before the effect of the footnoted items in the table below, respectively. The Company believes EPS, Adjusted EPS, Adjusted net income (loss) and net income (loss) are useful to investors in evaluating the Company’s operating performance compared to that of other companies in the industry. Adjusted EPS and Adjusted net income (loss) are not presentations made in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, when analyzing the Company’s operating performance, investors should not consider Adjusted EPS or Adjusted net income (loss) in isolation or as substitutes for net income (loss), cash flows from operating activities or other operation statement or cash flow statement data prepared in accordance with U.S. GAAP. The Company’s calculations of Adjusted EPS and Adjusted net income (loss) are not necessarily comparable to those of other similarly titled measures reported by other companies. The calculations of Adjusted EPS and Adjusted net income (loss) are shown below:

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
Net income (loss) attributable to Norcraft Companies, Inc.	$4,516	$(13,598)	$3,223	$(13,375)
Management fees	—	119	—	869	(1)
Restructuring costs associated with initial public offering	—	485	—	1,540	(2)
Loss on debt extinguishment	—	12,499	—	12,499	(3)
Expense related to tax receivable agreements	—	—	37,678	—	(4)
Adjustment to remove tax valuation allowance reversals	—	—	(26,601)	—	(5)
Adjustment to tax expense to reflect long-term expected effective tax rate	(1,804)	—	749	—	(6)

Adjusted net income (loss) attributable to Norcraft Companies, Inc.	$2,712	$(495)	$15,049	$1,533

Net income per share attributable to Norcraft Companies, Inc.	$0.26		$0.19
Management fees	—		—
Restructuring costs associated with initial public offering	—		—
Loss on debt extinguishment	—		—
Expense related to tax receivable agreements	—		2.18
Adjustment to remove tax valuation allowance reversals	—		(1.54)
Adjustment to tax expense to reflect long-term expected effective tax rate	(0.10)		0.04

Adjusted net income per share attributable to Norcraft Companies, Inc.	$0.16		$0.87

Denominator for basic earnings per share weighted average shares	17,311,573		17,311,573

(1)	In connection with the Company’s initial public offering, the Company terminated the Management and Monitoring Agreement, which included a $1.0 million annual management fee. Certain expense reimbursement and indemnification obligations survived the termination of the Management and Monitoring Agreement. See the “Related Party Transactions” footnote in Part IV, Item 11 of the Company’s 2014 Annual Report on Form 10-K.

(2)	Net income (loss) during the three months and full year ended December 31, 2013 included the effect of the restructuring costs associated with the Company’s initial public offering in the amount of $0.5 million and $1.5 million, respectively. This decreased net income (loss) and correspondingly decreased EPS, but the effect has been backed out for Adjusted net income and Adjusted EPS.
(3)	Net income (loss) during the three months and year ended December 31, 2013 included the effect of a loss on debt extinguishment in the amount of $12.5 million, which decreased net income (loss) and correspondingly decreased EPS, but the effect has been backed out for Adjusted EPS.
(4)	Net income (loss) during the full year ended December 31, 2014 included expense related to tax receivable agreements in the amount of $37.7 million, respectively, which decreased net income (loss) and correspondingly decreased EPS, but the effect has been backed out for Adjusted net income and Adjusted EPS.
(5)	Net income (loss) during the full year ended December 31, 2014 included the effect of an adjustment to remove significant deferred tax asset allowance in the amount of $26.6 million, respectively, which changed net income (loss) and correspondingly changed EPS, but the effect has been backed out for Adjusted net income and Adjusted EPS.
(6)	Net income (loss) during the three months and full year ended December 31, 2014 included the effect of an adjustment to tax (expense) benefit to reflect long-term expected effective tax rate in the amount of $(1.8) million and $0.7 million, respectively, which changed net income (loss) and correspondingly changed EPS, but the effect has been backed out for Adjusted net income and Adjusted EPS.

CONTACT INFORMATION:

Investor Relations:

Rodny Nacier

651-234-3302

Investorrelations@norcraftcompanies.com